UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Organizational Changes

Board of Officers

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Section 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general about changes made in two of the positions of its Board of Officers.

On this date Ms. Camille Loyo Faria left the Company, leaving the positions of Chief Financial Officer and Investor Relations Officer, after performing an important role in (i) the negotiation, preparation and approval at the Creditors General Meeting of the Amendment to the Oi’s Judicial Reorganization Plan (“APRJ”); (ii) the execution and conclusion of the competitive procurement processes for the sale of the Single Production Units (“UPIs”) and (iii) the successful implementation of several fundraising financial operations.

On this same date, after several years of intense and relevant contribution in the operation and leadership of its commercial and customer service structure, Oi informs that Mr. Bernardo Kos Winik also leaves the Company, and consequently the positions of Commercial Officer and of member of the Board of Officer, without specific designation.

As part of the Company’s simplification and moving in line with the expected conclusion of the sale of the mobile business and with the Strategic Plan for the triennium 2022-24 recently released by the Company, focusing on fiber and digital transformation offers for residential, business and corporate customers, the leadership of the Consumer / Business segments and Oi Soluções (B2B) will be occupied by the respective non-statutory officers of the Company, Mr. Roberto Guenzburger and Ms. Adriana Coutinho Viali, who will now report directly to the Chief Executive Officer.

The Company expresses its most profound gratitude to Ms. Camille Loyo Faria and Mr. Bernardo Kos Winik for their dedication and delivery, recognizing the significant contributions and results achieved during their office, in particular in the fulfillment of relevant steps in the Company's transformation, allowing it to successfully follow through its Strategic Plan.

Pursuant to Article 36 of the Company’ ByLaws, the Board of Officers, at a meeting held on this date, appointed Mr. Rodrigo Modesto de Abreu to temporarily cumulate his current duties as Chief Executive Officer with the functions of Chief Financial Officer and Investor Relations Officer, until the Board of Directors resolves on the appointment of a new statutory officer for the aforementioned positions.

Oi reaffirms its commitment to keep its shareholders and the market informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, August 30, 2021.

Oi S.A. – In Judicial Reorganization

Rodrigo Modesto de Abreu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Rodrigo Modesto de Abreu

Name: Rodrigo Modesto de Abreu

Title: Chief Executive Officer